EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BetterLife Pharma Inc. (the “Company”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2 Date of Material Change

May 3, 2024

Item 3 News Releases

News releases dated May 1 and May 3, 2024

Item 4 Summary of Material Change

On April 30, 2024, the Company closed a tranche of $30,000 10% convertible debentures with a two-year maturity (April 29, 2026) to further advance development of BETR-001, a non-hallucinogenic derivative of LSD (lysergic acid diethylamide). The convertible debentures are convertible at the option of the holder into units of the Company, consisting of one common share and one share purchase warrant, at a conversion price of $0.10 per unit. Each share purchase warrant will have an exercise price of $0.10 and will expire on October 29, 2026.

On May 1, 2024, the Company announced that it has advanced in its IND-enabling studies for BETR-001. The IND-enabling metabolism and genotoxicity GLP studies have been initiated. The Company has had its BETR-001 pre-IND meeting with the FDA, and projects to file the BETR-001 IND by end of 2024.

On May 3, 2024, the Company announced that it intends to complete a Non-Brokered Private Placement offering (the “Private Placement”) of up to $500,000. The Company intends to use the proceeds for the advancement of BETR-001 and general working capital purposes. The Private Placement will be issued in units, pursuant to the offering, with each unit comprised of one common share and one common share purchase warrant having a term of two years from the closing date of the offering.

Item 5 Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9 Date of Report

May 3, 2024

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SCHEDULE “A”

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BetterLife Advances BETR-001 IND-enabling Studies

VANCOUVER, British Columbia, May 1, 2024 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of non-hallucinogenic LSD-based therapeutics for mental disorders, announces that it has advanced in its IND-enabling studies for BETR-001, a non-hallucinogenic derivative of LSD (lysergic acid diethylamide). The IND-enabling metabolism and genotoxicity GLP studies have been initiated.

Dr. Ahmad Doroudian, CEO of BetterLife, commented, “BETR-001 is a unique non-hallucinogenic derivative of LSD, which we have shown has robust activity in animal depression and anxiety models without the burden of being hallucinogenic. We have completed the first set of GLP toxicology study of oral BETR-001 in animals which shows that BETR-001, even with repeat dosing at high doses, is very well tolerated. We are now initiating the other IND-enabling nonclinical toxicology studies that will support the filing of BETR-001’s IND application with the FDA and initiation of human clinical trials.”

BetterLife has had its BETR-001 pre-IND meeting with the FDA, and projects to file the BETR-001 IND by end of 2024.

BetterLife announced in March 2024 that it intended to complete further private placement offerings (the “Private Placements”) of convertible debentures (“Convertible Debentures”). The Company also closed a tranche of $30,000 10% Convertible Debentures with a two-year maturity (April 29, 2026) to further advance development of BETR-001. The Convertible Debentures are convertible at the option of the holder into units of the Company, consisting of one common share and one share purchase warrant, at a conversion price of $0.10 per unit. Each share purchase warrant will have an exercise price of $0.10 and will expire on October 29, 2026. BetterLife is intending to complete further Private Placements of Convertible Debentures.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non- controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

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BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Announces Intent to Complete

Private Placement of Units

VANCOUVER, British Columbia, May 3, 2024 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of non-hallucinogenic LSD-based therapeutics for mental disorders, today announced that the Company intends to complete a Non-Brokered Private Placement offering (the “Private Placement”) of up to $500,000. The Company intends to use the proceeds for the advancement of its lead compound BETR-001, a non-hallucinogenic derivative of LSD (lysergic acid diethylamide), and general working capital purposes. The Private Placement will be issued in units, pursuant to the offering, with each unit comprised of one common share and one common share purchase warrant having a term of two years from the closing date of the offering. The close will be announced as soon as it has completed.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non- controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

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Contact

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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